LINUX GOLD CORP.

Suite 240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

January 31, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  the  interim  consolidated  financial statements and related notes thereto for the nine months ended November, 2010 and 2009 and the audited consolidated  financial  statements  and  related  notes  thereto  for  the  years  ended  May  31,  2010  and  2009,

which  have  been  prepared  in  accordance  with  Canadian  generally  accepted  accounting  principles.   All

amounts  in  the  financial  statements  and  this  discussion  and  analysis  are  expressed  in  Canadian  dollars,

unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues  including  upcoming  events  based  upon  current  expectations,  which  involve  risks  and  uncertainties

that  could  cause  actual  outcomes  and  results  to  differ  materially.   The  future  conduct  of  our  business  and

the feasibility of our mineral exploration properties  are dependent upon a number of factors and there can be  no  assurance  that  we  will  be  able  to  conduct  our  operations  as  contemplated  and  the  accuracy  of  these statements  cannot  be  guaranteed  as  they  are  subject  to  a  variety  of  risks  that  are  beyond  our  ability  to predict or control and which may cause actual results to differ materially from the projections or estimates

contained  herein.   The  risks  include,  but  are  not  limited  to,  the  risks  described  in  this  MD&A;  those  risks set  out  in  our  disclosure  documents  and  our  annual  and  quarterly  reports;  the  fact  that  exploration activities  seldom  result  in  the  discovery  of  a  commercially  viable  mineral  resource  and  also  require

significant   amounts   of   capital   to   undertake,   and   the   other   risks   associated   with   start-up   mineral

exploration operations with insufficient liquidity, and no historical profitability.

Overview

We  are  engaged  in  the  acquisition,  exploration  and  development  of  natural  resource  properties.    We

currently have mineral properties in Alaska.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  are  also  listed  on  the  OTC  BB  under  the symbol “LNXGF”.

Mineral and Exploration Properties

Granite Mountain Property and Dime Creek Property

We own a total of 33 mining claims in Granite Mountain and 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Livengood Property

We own a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, known as the Livengood Claims.

We  also  own  a  50%  interest  in  the  Fish  Creek  Prospect,  located  in  the  Fairbanks  Mining  District  of

Alaska.  in  the  Fairbanks  Mining  District  of  Alaska  and  has  optioned  a  50%  interest  in  the  Fish  Creek claims to Teryl Resources Corp. (TRC-V).

Fish Creek Claims, Fairbanks Mining District, Alaska

We  own  a  50%  joint  venture  interest  in  30  mining  claims,  comprising  1,032  acres,  known  as  the  Fish

Creek  Prospect,  located  in  the  Fairbanks  Mining  District  in  Alaska.   We  optioned  a  50%  interest  to  Teryl

Resources Corp. (“Teryl”), a company with common directors and officers.

We retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert it into a

25% working interest.  Teryl may purchase the 5% net royalty for $500,000 U.S. within one year after production on a 25% working interest, or retain a 5% NSR.  Teryl must expend a minimum of $500,000

U.S. over a period of three years, which term was subsequently extended for an additional three years.

Additional  work  on  the  Fish  Creek  property  will  be  based  on  results  from the  previous  drilling  programs.

Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

Trout Claims, Alaska

On  January  27,  2010  we  entered  into  a  mining  agreement  with  Peter  S.  Frantz  (“Frantz”),  the  100%

owner  of  eleven  mining  claims  known  as  the  Trout  Claims,  located  in  the  Fairbanks  Recording  District,

Alaska,  whereby  we  were  granted  an  option  to  enter  into  a  five  year  lease  in  consideration  of  US$7,500

(paid).  The terms of the lease option are as follows:

*      Initial non-refundable payment of US$1,500 upon signing of the lease agreement;

*      Annual work commitment of US$10,000;

*      Consideration to Frantz on August 1 of each of the five years:

-      2011: Cash payment of US$5,000;

-      2012: Cash payment of US$10,000;

-      2013: Cash payment of US$15,000 and issuance of 10,000 common shares;

-      2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and

-      2015:  Cash  payment  of  US$500,000  and  issuance  of  common  shares  valued  at  US$500,000 to  a  maximum  of  1,000,000  common  shares  and  granting  of  4%  Net  Smelter  Return  in exchange for 100% ownership in the Trout Claims.

On  November  22  we  announced  that  there  was  significant  gold  value  in  soils  and  rock  chip  samples collected  on  their  Trout  Claims,  located  about  70  miles  northwest  of  Fairbanks,  Alaska  in  the  Rampart

Mining  District.  The  claim  block  consists  of  thirty-four  (34)  160  acre  State  of  Alaska  claims  totaling

5,440 acres.

The   Trout   Claims   are   underlain   by   two,   geochemically-reduced,   magnetically   subdued,   igneous

intrusions.  These  igneous  rocks  have  yielded  radiometric  ages  of  89-90  million  years  (Ma),  the  same  age

as   Fort   Knox,   Livengood,   and   other   gold-bearing   intrusions   exposed   throughout   the   Tintina   Gold

Province.   International   Tower   Hill   Mines   Ltd.   (ITH)   has   calculated   a   recent   Ni   43-101   compliant

resource  estimate  of  12.5 million  ounces  gold  at  a  0.5  g/t gold  cutoff  at  their  Livengood  deposit,  which  is

approximately   30   miles   east   of   the   Trout   Claims.   Past   productive   placer   gold   deposits  also   occur

immediately downstream from the Trout Claims, suggesting a lode source within the claim group. During

1993-1994,  previous  explorers  identified  a  3,000  feet  long  by  1,000  feet  wide,  northeast-trending,  gold-

in-soil  anomaly  which  overlies  one  of  the  igneous  intrusions.  Thirty-nine  (39)  soil  samples  contained  65 to  680  ppb  gold  (.065  to  .68  g/t  gold),  and  thirteen  rock  chip  samples  contained  130  to  9,640  ppb  gold

(.130 to 9.64 g/t gold). Elevated silver, lead, zinc, arsenic and antimony values were also identified.

During  2010,  Linux  contractors  attempted  to  verify  this  anomaly  by  collecting  nine  (9)  soil  and  forty-six

(46)  rock  chip  samples  that  were  run  at  ALS  Chemex  Labs,  Inc.,  using  the  Au-AA24  analytical  method.

The nine soil samples, which contained 10 to 967 ppb gold (.01 g/t to .967 g/t gold) and an average of 156 ppb  gold  (.156  g/t  gold),  successfully  confirmed  the  northeast  trend  of  the  mineralization  and  widened  it by  approximately  150  feet  to  the  northwest.  The  thirty-four  rock  chip  samples  contained  up  to  411  ppb gold  (.441  g/t  gold),  with  elevated  gold  values  obtained  from  quartz  veins  within  the  intrusive.  The  rock sample  program  closed  off  the  mineralized  zone  to  the  northwest  at  an  elevation  of  about  3,000  feet.  The gold anomaly remains open to the northeast, southwest, and southeast. Future work planned by Linux will include  sample  programs  that  test  these  possible  extensions  as  well  as  evaluating  other  gold-polymetallic anomalies that are known within the Trout Claim Group.

Coho Claims, Alaska

On  January  27,  2010  we  entered  into  a  mining  agreement  with  Peter  S.  Frantz  (“Frantz”),  the  100%

owner  of  ten  unpatented  mining  claims  known  as  the  Coho  Claims,  located  in  the  Fairbanks  Recording

District,  Alaska,  whereby  we  were  granted  an  option  to  enter  into  a  five  year  lease  in  consideration  of

US$7,500 (paid).  The terms of the lease option are as follows:

*      Initial non-refundable payment of US$1,500 upon signing of the lease agreement;

*      Annual work commitment of US$10,000;

*      Consideration to Frantz on August 1 of each of the five years:

-      2011: Cash payment of US$5,000;

-      2012: Cash payment of US$10,000;

-      2013: Cash payment of US$15,000 and issuance of 10,000 common shares;

-      2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and

-      2015:  Cash  payment  of  US$500,000  and  issuance  of  common  shares  valued  at  US$500,000 to  a  maximum  of  1,000,000  common  shares  and  granting  of  4%  Net  Smelter  Return  in exchange for 100% ownership in the Coho Claims.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months

months

months

months

months

months

months

months

ended

ended

ended

ended

ended

ended

ended

ended

Nov. 30,      Aug. 31,

May 31,

Feb. 28,

Nov. 30,

Aug. 31,

May 31

Feb. 28

2010

2010

2010

2010

2009

2009

2009

2009

Description

$

$

$

$

$

$

$

$

Revenues

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

$Nil

Income or

 loss before

 other items

Total

(105,793)

(93,871)      (104,244)

(56,288)      (182,268)     (112,312)

(58,705)      (106,990)

Per share

(0.001)

(0.001)

(0.001)

(0.001)

(0.002)

(0.001)

(0.00)

(0.01)

Net loss for

 period

Total

(105,793)

(93,871)      (104,244)

(56,288)      (182,268)     (112,312)

(58,705)      (106,990)

Per share

(0.001)

(0.001)

(0.001)

(0.001)

(0.002)

(0.001)

(0.00)

(0.01)

As  we  are  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and  are  also impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  exploration  programs  and  financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations

We   incurred   a   net   loss   of   $303,908   during   the  nine   months   ended   November   30,   2010   (“2011”),

compared to a net loss of $353,285 during the nine months ended November 30, 2009 (“2010”).

We  had  no  revenue  during  nine  months  ended  November  30,  2009  and  2010.  Expenses  that  changed significantly from 2009 to 2010 are as follows:

-      Consulting  and  subcontract  costs  decreased  significantly  from  $105,807  in  2010  to  $96,412  in

2011, due to the Company’s continuing effort to streamline operations;

-      Filing  and  regulatory  expenses  increased  from  $9,197  in  2010  to  $24,457  in  2011  due  to  the increased  filings  with  the  regulatory  bodies  for  equity  transactions  as  well  as  costs  related  to  the

AGM material and organizing;

-      During  the  nine  months  ended  November  30,  2011  we  had  loss  on  foreign  exchange  of  $166  vs.

gain of $25,129 in 2010, due to the fact that exchange rate of US dollar to CAD dollar was stable during  the  six  months  in  2011,  but  depreciated  significantly  during  the  six  months  in  2010,  while the Company had net assets denominated in US dollar;

-      Imputed  interest  on  loans  from  related  parties  that  are  recorded  as  contributed  capital  increased

from   $22,188   in   2010   to   $36,197   in   2011   due   to   higher   amounts   owed   to   related   parties

throughout the current period;

-      Mining  exploration  expense  decreased  significantly  from  $49,065  in  2010  to  $28,323  in  2011,

when  the  Company  started  again  its  exploration  activities  on  the  properties  in  the  current  period with the successful financing for the explorations;

-      Professional  fees  decreased  significantly  from  $63,438  in  2010  to  $19,116  in  2011  due  to  our significant effort in streamlining our operations;

-      Travel and promotion costs decreased significantly from $48,748 in 2010 to $21,452 in 2011, due to  our  effort  to  streamline  our  travelling  while  communicating  with  our  investors  and  potential investors through more cost effective media;

-      In  2011  we  incurred  loss  of  $25,586  on  sale  of  our  investment  in  Teryl  Resources  Corp.,  but  the loss  was  limited  to  $1,300  in  2010  due  to  the  fact  that  we  sold  limited  shares  of  Teryl  Resources

Corp. in 2010.

Liquidity and Capital Resources

As  of  November  30,  2010  we  had  a  cash  position  of $33,246,  compared  to  $182  as  at  February  28,  2010,

representing  an  increase  of  $33,064.    As  of  August  31,  2010,  we  had  a  working  capital  deficiency  of

$299,494, compared to a working capital deficiency of $264,821 as at February 28, 2010.

During  the  nine  months  ended  November  30,  2010,  we  issued  2,473,000  units  of  private  placements  for

gross   proceeds   of   $126,377   and   received   subscription   of   $129,099   for   2,520,000   units   of   private

placement  which  was  closed  on  December  6,  2010.  But  private  placement  has  units  that  consist  of  one common  share  of  the  Company  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to purchase  one  share  at  an  exercise  price  of  US$0.075  per  share  for  a  one  year  term  expiring  from  date  of closing.

During  the  nine  months  ended  November  30,  2009,  we  financed  our  operations  and  received  by  share subscriptions of $207,512 as well as bank debt of $26,500.

All  of  our  properties  are  at  the  early  exploration  stages.    We  do  not  expect  to  generate  significant

revenues  in  the  near  future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise

capital  or  shareholder  loans.    Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future financing and the rate of dilution to existing shareholders.

Transactions with Related Parties

Related  party  transactions  are  in  the  normal  course  of  operations  and  are  measured  at  the  exchange

amount, which is the amount of consideration established and agreed to by the related parties.   During the

nine  months  ended  November  30,  2010  and  August  31,  2009,  we  entered  into  the  following  transactions with related parties:

♥     Pursuant to a management services agreement, during the nine months ended 30 November, 2010 the  Company  paid  or  accrued  management  fees  of  $22,500  (2010  -  $22,500)  to  a  company  of which  the  President  of  the  Company  is  a  director  pursuant  to  a  management  agreement  dated

May  1,  2007.   At  30  November,  2010,  the  Company  had  an  outstanding  balance  of  $73,950  (28

February  2010  -  $49,450)  owed  to  this  related  party.    On  December  1,  2010  the  management

agreement  was  amended  whereby   the  related  party  agrees  to  accrue  the  $2,500  per  month management  fees,  but  not  to  be  paid  until  the  Company  is  sufficiently  funded  for  operations  and not to charge interest on outstanding balances.

♥     During  the  nine  months  ended  30  November,  2010  the  Company  paid  or  accrued  investor relations  fees  of  $3,000  (2010  -  $3,000)  to  a  company  related  to  the  Company  by  way  of  a common director.

♥     During the nine months ended 30 November, 2010, the Company paid consulting fees of $11,363

(2010 - $10,417) to a company where the President of the Company is a director.

The  following  advances  to/from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed

terms  of  repayment.   Unless  otherwise  indicated,  the  companies  are  controlled  by  the  President  and  CEO or are companies where he is the President and CEO:

Amounts due to related parties:

28 February,

Advances

31 August,

2010

(repayments)

2010

$

$

$

Access Information

1,106

254

1,360

Imaging Technologies

1,018

(0)

1,018

Information Highway.com

2,500

(500)

2,000

IAS Energy, Inc.

1,700

-

1,700

JGR Petroleum, Inc.

102,760

14,217

116,977

KLR Petroleum Ltd.

32,868

(32,868)

0

Rainbow Networks

4,369

-

4,369

Reg Technologies Inc.

1,210

-

1,210

REGI U.S., Inc.

1,176

-

1,176

SMR Investments Ltd.

49,450

(7,875)

41,575

Teryl Resources Corp.

115,333

17,328

132,661

313,490

(9,444)

304,046

Significant Recent Developments

Closing of Private Placement

On  December  6,  2010  the  Company  issued  2,770,000  units  pursuant  to  a  private  placement  of  the

Company  at  a  price  of  US$0.05  per  unit  for  gross  proceeds  of  US$138,500.   Each  unit  consists  of  one

common  share  and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing.

Annual General Meeting

At   our   annual   meeting   of   shareholders   held   on   August   25th,   2010,   the   shareholders   approved   the

following matters:

1.

The  appointment  of  ACAL  Group,  Chartered  Accountants,  as  auditors  for  the  ensuing  year  and authorizing the directors to fix the auditor's remuneration.

2.

To set the number of directors at four.

3.

The election of management’s four nominees as set out in the Information Circular; as follows:

John G. Robertson

Jennifer Lorette

Susanne Robertson

Monique Van Oord

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Jennifer Lorette

Susanne Robertson

Monique van Oord

Our officers are:

John Robertson

President and Chief Executive Officer

Monique van Oord     Chief Financial Officer and Corporate Secretary

Share Capital

Our  authorized  share  capital  consists  of  200,000,000  common  shares  without  par  value.   As  of  January

31, 2011, we have 97,893,825 common shares issued and outstanding.

During  the  nine  months  ended  30  November,  2010  the  Company  issued  2,473,000  units  pursuant  to  a private  placement  of  the  Company  at  a  price  of  US$0.05  per  unit  for  gross  proceeds  of  $126,377

(US$123,650).    Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant,  with  each warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise  price  of  US$0.075  per  share  for  a  one year term expiring from date of closing.

During  the  nine  months  ended  30  November,  2010  the  Company  received  subscription  of  $129,099

(US$126,000)  for  2,520,000  units  pursuant  to  a  private  placement  of  the  Company  at  a  price  of  US$0.05

per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant,  with  each  warrant entitling  the  holder  to  purchase  one  share  at  an  exercise  price  of  US$0.075  per  share  for  a  one  year  term expiring from date of closing. The related units were issued on 6 December, 2010.

The following is a summary of the stock options and share purchase warrants outstanding as at November

30, 2010:

Stock Options:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

0.69

November 2, 2011

0.25

25,000

6,250

0.92

December 8, 2011

0.25

50,000

12,500

1.02

November 7, 2012

0.31

50,000

12,500

1.94

February 21, 2013

0.10

1,525,000

381,250

2.23

April 22, 2014

0.10

75,000

18,750

3.39

December 18, 2014

0.10

25,000

6,250

4.06

April 19, 2015

0.10

50,000

12,500

4.39

3,300,000

825,000

1.57

Warrants:

Exercise price

Number

Remaining

Expiry date

of warrants

contractual life

US$

(years)

May 8, 2011

0.20

9,275,000

0.44

June 28, 2011

0.20

3,125,000

0.58

October 19, 2011

0.075/0.10

5,000,000

0.88

November 9,

0.075

2,473,000

0.94

2011

19,873,000

0.63

Changes in Accounting Policies

There  has  been  no  change  to  the  Company’s  accounting  policies  since  our  audited  consolidated  financial statements for the year ended February 28, 2010.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

*     Exploration and development expenditures;

*     Property and equipment (measurement and valuation);

*     Stock-based compensation;

*     Accounting for income taxes; and

*     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies

In progress now

may be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas   requiring   accounting   policy   changes   or   those   with   accounting

policy alternatives

Assessment    of    first-time    adoption    (IFRS    1)    requirements    and

In progress now

alternatives

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

By February 28, 2011

made with respect to first-time adoption alternatives

Resolution   of   the   accounting   policy   change   implications   on   the

By February 28, 2011

accounting processes

Quantification    of    the    financial    statement    impact    of    changes    in

Throughout fiscal 2011

accounting policies

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Risks and Uncertainties

Our  principal  activity  is  mineral  exploration  and  development.   Companies  in  this  industry  are  subject  to

many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although  we  have  taken  steps  to  verify  the  title  to  mineral  properties  in  which  we  have  an  interest,  in

accordance   with   industry   standards   for   the   current   stage   of   exploration   of   such   properties,   these

procedures  do  not  guarantee  title.    Property  titles  may  be  subject  to  unregistered  prior  agreements  or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations.   Additional  capital

will  be  required  to  fund  our  exploration  program.   The  sources  of  funds  available  to  us  are  the  sale  of marketable  securities,  sale  of  equity  capital  or  the  offering  of  an  interest  in  its  project  to  another  party.

There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The  property  interests  owned  by  us  or  in  which  we  have  an  option  to  earn  an  interest  are  in  the exploration  stages  only,  are  without  known  bodies  of  commercial  mineralization  and  have  no  ongoing

mining  operations.    Mineral  exploration  involves  a  high  degree  of  risk  and  few  properties,  which  are explored, are ultimately developed into producing mines.  Exploration of our mineral exploration may not

result  in  any  discoveries  of  commercial  bodies  of  mineralization.    If  our  efforts  do  not  result  in  any

discovery  of  commercial  mineralization,  we  will  be  forced  to  look  for  other  exploration  projects  or  cease operations.

We  are  subject  to  the  laws  and  regulations  relating  to  environmental  matters  in  all  jurisdictions  in  which we  operate,  including  provisions  relating  to  property  reclamation,  discharge  of  hazardous  materials  and other matters.  We may also be held liable should environmental problems be discovered that were caused

by  former  owners  and  operators  of  our  properties  in  which  we  previously  had  no  interest.   We  conduct

our  mineral  exploration  activities  in  compliance  with  applicable  environmental  protection  legislation.   We

are  not  aware  of  any  existing  environmental  problems  related  to  any  of  our  current  or  former  properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.